ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At an in-person meeting held June 23‒25, 2014, the Trust’s Board of Trustees approved the hiring and appointment of Wellington Management Company, LLP (Wellington Management) to replace Grantham, Mayo, Van Otterloo & Co. LLC (GMO) as subadvisor to John Hancock International Growth Fund. Wellington has greater flexibility to invest in emerging markets and although International Growth Fund is not market-cap constrained and may invest in companies of any market-capitalization, Wellington typically invests in companies with a market capitalization over $3 billion. The Board also approved the benchmark index change from MSCI EAFE Growth Index to MSCI All Country World ex-US Growth Index, to better reflect International Growth Fund’s investments under Wellington.